Exhibit 99.1

Jumia reports Third Quarter 2019 Results

Marketplace revenue up 52% and Gross profit up 45% year-over-year

JumiaPay Total Payment Volume up 95% and JumiaPay Transactions up 262%

year-over-year

Lagos, November 12, 2019 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the Company) announced today its financial results for the quarter ended September 30, 2019.

“We are making significant progress in the usage and relevance of our platform for consumers and sellers, and are firmly positioning Jumia as the digital destination of choice for everyday needs in Africa. In parallel, we continue to make great strides in our payment and fintech business with JumiaPay showing very strong growth momentum on both volume and transaction metrics,” commented Sacha Poignonnec and Jeremy Hodara, Co-Chief Executive Officers of Jumia.

“Our financial strategy seeks to balance growth, JumiaPay development, monetization and cost efficiencies. We manage this equation on a dynamic basis and are now placing even greater emphasis on cash discipline and efficiency. Our growth strategy favors business verticals and product categories that drive adoption, repeat purchase and usage. On the cost efficiency front, we continuously seek to optimize our portfolio of assets and geographies to ensure efficient capital allocation. We are confident this strategy will enhance our focus on our core assets and contribute to building a healthy foundation for the long-term growth and success of Jumia.”

Business and Financial highlights

•	Growth momentum in topline drivers

•

We are focused on growing consumer adoption, usage and engagement on our platform. While our GMV increased by 39% this quarter compared to the third quarter of 2018, our Annual Active Consumers for the 12-month period ending September 30, 2019 grew by

56% and number of Orders for the quarter grew by 95% on a year-on-year basis.

•

The fastest growing categories on our platform in terms of items sold are digital services offered on our JumiaPay mobile application, such as airtime recharge and utility bills payments, which are growing at triple digits, followed by Fast Moving Consumer Goods (“FMCG”), such as groceries and staples, which increased by 99% over the 9-month period ending September 30, 2019 compared to the same period last year. While these categories typically include lower average value items, we believe they drive strong engagement of our users and contribute to repeat purchases and increased consumer lifetime value, while providing consumers with an affordable entry point into our ecosystem.

•

In an effort to enhance our value proposition to sellers and consumers continuously, we have launched Jumia Mall in September 2019. Jumia Mall provides a dedicated space for brands or their official distributors to reach consumers through a customized e-shop with multiple services available to build their brand awareness and online sales performance. These services include marketing and visibility packages, business intelligence and data analytics as well as seamless logistics through the Jumia Express program. As of September 30, 2019, a couple of weeks after its launch, Jumia Mall was already home to approximately 50% of the top 100 Forbes consumer brands, which we believe is a strong validation of the relevance of Jumia as a platform of choice for brands.

•	Development of JumiaPay

•	JumiaPay remains a key focus area for us, and we aim to drive the adoption of JumiaPay on our platform in a gradual manner, in order to expand into off-platform payments in the future.

•

Our Total Payment Volume (“TPV”) reached €32 million in the third quarter of 2019, up 95% from the same period last year. Our number of JumiaPay Transactions reached 2.1 million, up 262% from the same period last year, demonstrating robust traction of digital payments on our platform. In the third quarter of 2019, approximately 31% of Orders at Group level were settled via JumiaPay compared to 16% a year ago, demonstrating our ability to leverage the marketplace flywheel to drive the adoption of JumiaPay.

•	As of September 30, 2019, JumiaPay is available in six markets: Nigeria, Egypt, Ivory Coast, Ghana, Morocco and Kenya. We continue to prepare the rollout into selected new markets in the near future.

•

Our financial services marketplace, which is part of JumiaPay, is a core element of our fintech ecosystem. Jumia Lending, which today acts as an intermediary between sellers on our platform and third-party financial institutions, is making great progress in driving financial inclusion and access to credit for SMEs. Jumia Lending is instrumental in the credit underwriting process, providing valuable business data to financial institutions to help pre-score the credit of our sellers. We typically take no credit risk and have no balance sheet exposure to such loans. As of September 30, 2019, Jumia Lending is available in the six countries where JumiaPay is active. Jumia Lending helped in the origination of approximately €5 million worth of loans to more than 770 sellers on our platform since its launch in early 2017. The average loan amount is around €3,200 for an average duration of 5 months.

•	Increased monetization

•

In parallel with driving topline growth and development of JumiaPay, Gross profit increased by 45% compared to the third quarter of 2018, while Marketplace revenue increased by 52% over the same period, demonstrating our ability to effectively drive monetization while sustaining robust growth of our platform. Driving revenue and gross profit is an important part of our strategy and a primary focus for us.

•

Our monetization strategy aims to create diversified revenue streams from transaction activity and usage of our platform, particularly through the monetization of services that enhance our sellers’ performance, such as Jumia Express or Jumia Advertising.

•

Jumia Advertising is set up as an in-house advertising agency with dedicated marketing and advertising professionals. Leveraging the unique reach and data of the Jumia platform, Jumia Advertising aims to drive measurable results to brands and sellers, external advertising agencies and third-party advertisers. We offer them a comprehensive range of solutions, including sponsored product ads, sponsored display, and CRM tools that can target consumers in a granular manner at different stages of their shopping journey.

•	Cost efficiencies

•	Our financial strategy seeks to balance robust topline growth and development of JumiaPay with growing monetization and cost efficiencies.

•

We are seeing very significant improvements in our Sales and Advertising efficiency. While delivering robust growth of topline drivers and usage of our platform, Sales & Advertising expense as a percentage of GMV decreased by 143 basis points (“bps”), from 6.1% of GMV in the third quarter of 2018 to 4.7% in the third quarter of 2019, reflecting the strong Jumia brand awareness, our discipline in terms of Sales & Advertising investments as well as the strong momentum of our offering among existing and new consumers.

•	Adjusted EBITDA loss as a percentage of GMV improved from negative 18.0% in the third quarter of 2018 to negative 16.5% in the third quarter of 2019.

•	Portfolio optimization

•

We regularly conduct portfolio reviews which assess the allocation of our resources to business verticals and geographies against multiple criteria, including financial performance, commercial environment as well as the ease and cost of doing business. As part of this year’s portfolio review, a number of initiatives are underway. We expect these initiatives to collectively account for less than 10% of our GMV, Gross profit and Operating loss for the 9-month period ending September 30, 2019.

•

These initiatives are aimed at enhancing our business focus and allocating investment, resources and talent to those areas that we believe present the best opportunities to support the Company’s long-term growth and path to profitability.

Selected Operational KPIs

1.	Marketplace KPIs

	2018	2019
	Third Quarter	Third Quarter
GMV[1] (€ million)	198.4	275.3

Annual Active Consumers[2] (million)	3.5	5.5

Number of Orders[3] (million)	3.6	7.0

[1]

GMV corresponds to the total value of orders for products and services including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

[2]

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

[3]	Number of Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

•

GMV increased by 38.7% from €198 million in the third quarter of 2018 to €275 million in the third quarter of 2019, on the back of sustained volume growth on the platform. Comparisons between the third quarters of 2019 and 2018 and between the second and third quarters of 2019 are affected by changes in our commercial calendar dates, particularly the Jumia Anniversary campaign which is a Tier 1 campaign that took place in its entirety in the third quarter of 2018 while approximately half of it took place this year during the second quarter.

•

The number of Annual Active Consumers as of September 30, 2019 was 5.5 million, up from 3.5 million a year ago and up from 4.8 million at the end of the second quarter of 2019. This corresponds to a quarterly net addition of approximately 636 thousand consumers compared to a quarterly net addition of approximately 300 thousand consumers over the same period last year. This acceleration in consumer growth is a result of our continuous efforts to drive product and service offering relevance while consistently enhancing consumer experience at every touch point of the Jumia platform.

•

The number of Orders on our platform increased by 95.2% from 3.6 million in the third quarter of 2018 to 7.0 million in the third quarter of 2019. Our Orders growth outpaces GMV growth as a result of consumers purchasing increasing amounts of everyday product categories which are typically lower average value items, on a more frequent basis. Over the 12-month period ending September 30, 2018, we had 3.5 million Annual Active Consumers placing on average 3.4 orders per annum, for an average value of €59.7 per order. Over the 12-month period ending September 30, 2019, we had 56% more consumers - 5.5 million Annual Active Consumers - placing on average 27% more orders - 4.3 orders per annum – for an average value of €46.5 per order. This reflects the ability of our platform to drive consumer adoption and more frequent usage.

2.	JumiaPay KPIs

	2018				2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
TPV[1] (€ million)	2.2	7.1	16.4	29.1	20.7	26.0	32.0
JumiaPay Transactions[2] (million)	0.1	0.2	0.6	1.2	1.3	1.8	2.1

[1]

Total Payment Volume corresponds to the total value of orders for products and services completed using JumiaPay including shipping fees, value-added tax, before any cashback, irrespective of cancellations or returns.

[2]	JumiaPay Transactions corresponds to the total number of orders for products and services completed using JumiaPay, irrespective of cancellations or returns.

•

TPV increased by 94.8% from €16 million in the third quarter of 2018 to €32 million in the third quarter of 2019 while JumiaPay Transactions grew by 262% over the same period. This led to an increase in the penetration of JumiaPay transactions on our platform, as JumiaPay TPV represented 11.6% of GMV in the third quarter of 2019, and JumiaPay transactions represented 30.6% of Orders placed on our platform, up from 16.5% a year ago.

•

The increase in JumiaPay penetration is driven by a combination of continuous education efforts of consumers on our platform, incentives such as capped cashbacks offered to consumers for the usage of JumiaPay, as well as the roll-out of JumiaPay to more geographies and Jumia properties. We also continued to add relevant digital services to consumers as part of our JumiaPay payment app.

Selected Financial Information

1.	Revenue

The following table shows a breakdown of revenue for the third quarters of 2018 and 2019.

	For the three months ended September 30		YoY Change
(€ million)	2018	2019[1]
Marketplace revenue	12.5	18.9	52.1%

Commissions	4.2	5.3	27.5%
Fulfillment	4.0	7.3	82.2%
Marketing & Advertising	0.7	1.6	125.4%
Value Added Services	3.6	4.7	32.9%
First Party revenue	20.5	20.9	1.8%

Platform revenue	33.0	39.8	20.8%

Non-Platform revenue	0.7	0.2	(64.1%)

Revenue	33.6	40.1	19.1%

[1]

Certain types of vouchers and consumer incentives were reclassified from Sales & Advertising to Revenue as further described in “Voucher and consumer incentives reclassification” below. The cumulative effect for the nine months ended September 30, 2019 is included in the results for the three months ended September 30, 2019. Results for the three months ended September 30, 2018 have not been adjusted.

•	Marketplace revenue increased by 52.1% in the third quarter of 2019 compared to the third quarter of 2018, as we continue to drive monetization in parallel with increased usage of our platform.

•	Commissions, which are charged to our sellers, grew by 27.5%.

•	Fulfillment, which are delivery fees charged to consumers, grew by 82.2%.

•

Marketing & Advertising, which corresponds to the revenue generated from the sale of a diversified range of ad solutions to sellers and advertisers grew by 125.4%. The sustained momentum in this revenue stream shows the appetite from both sellers and advertisers for a compelling offer of digital advertising reaching a broad base of users, capable of driving measurable performance.

•	Value Added Services, which include revenue from services charged to our sellers such as logistics services, packaging, or content creation, grew by 32.9%.

•

First Party revenue increased by 1.8% in the third quarter of 2019 compared to the third quarter of 2018. We undertake our first party activity in an opportunistic manner to complement the breadth of product assortment on our platform, usually in areas where we see unmet consumer demand. Over time, it is our goal to reduce the proportion of first party activity in favor of third-party activity at group level. This strategy may however vary from quarter to quarter and from country to country.

•

Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total Revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales mix are largely eliminated at the Gross profit level.

2.	Gross Profit

	For the three months ended September 30		YoY Change
(€ million)	2018	2019
Gross profit	12.5	18.1	45.0%

Gross profit increased by 45.0% from €12.5 million in the third quarter of 2018 to €18.1 million in the third quarter of 2019, as a result of increased platform monetization.

3.	Fulfillment Expense

	For the three months ended September 30		YoY Change
(€ million)	2018	2019
Fulfillment expense	13.3	20.7	55.4%

Fulfillment expense includes expenses related to services of third-party logistics providers, expenses related to our network of warehouses and pick-up stations, including employee benefit expenses. Fulfillment expense grew by 55.4% in the third quarter of 2019 compared to the third quarter of 2018.

Fulfillment expense is influenced by a number of factors including:

•	The origin of the goods, for example the cost of shipping a product from a cross-border seller based overseas is higher than shipping from a local seller

•	The destination of the package and type of delivery, for example main city vs. secondary city vs. rural area, and home delivery vs. pick-up station

•	The type of goods, for example the cost of delivery is higher for a large home appliance than a fashion accessory

Fulfillment expense this quarter was impacted by a higher proportion of cross-border packages shipped from overseas sellers as well as a higher proportion of packages delivered outside primary cities. However, we continue to observe significant Fulfillment expense efficiencies as our order volumes grow.

4.	Sales & Advertising Expense

	For the three months ended September 30		YoY Change
(€ million)	2018	2019[1]
Sales & Advertising expense	12.2	12.9	6.3%

[1]

Certain types of vouchers and consumer incentives were reclassified from Sales & Advertising to Revenue as further described in “Voucher and consumer incentives reclassification” below. The cumulative effect for the nine months ended September 30, 2019 is included in the results for the three months ended September 30, 2019. Results for the three months ended September 30, 2018 have not been adjusted.

Our Sales & Advertising expense increased by 6.3% to €12.9 million in the third quarter of 2019 from €12.2 million in the third quarter of 2018, while we were able to increase our Active Consumers by 56.3% and our Orders by 95.2% over the same period.

5.	General and Administrative Expense, Technology and Content Expense

	For the three months ended September 30		YoY Change
(€ million)	2018	2019
General and Administrative (“G&A”) expense	22.5	32.7	45.4%
Share-Based Compensation (“SBC”) expense	(4.3)	(7.1)	67.1%

G&A expense, excluding SBC	18.2	25.6	40.3%

Technology & Content expense	5.3	7.0	31.4%

G&A, Technology & Content expense, excluding SBC	23.5	32.5	38.3%

General and Administrative expense contains wages and benefits, including share-based payment expense of management, as well as seller management, commercial development, accounting and legal staff, depreciation and amortization, professional fees, audit expense, utilities cost, insurance and other overhead expense.

General and Administrative expense excluding SBC increased by 40.3% from €18.2 million in the third quarter of 2018 to €25.6 million in the third quarter of 2019, as a result of an increase in staff costs and professional fees.

Technology and Content expense increased by 31.4% from €5.3 million in the third quarter of 2018 to €7.0 million in the third quarter of 2019.

6.	Operating Loss and Adjusted EBITDA

	For the three months ended September 30		YoY Change
(€ million)	2018	2019
Operating loss	(40.6)	(54.6)	34.6%
Depreciation and amortization	0.6	2.1	277.0%
Share-Based Compensation (“SBC”) expense	4.3	7.1	67.1%

Adjusted EBITDA	(35.8)	(45.4)	26.9%

As % of GMV	(18.0%)	(16.5%)

Operating loss increased by 34.6% from €40.6 million in the third quarter of 2018 to €54.6 million in the third quarter of 2019 mainly due to an increase in G&A expense, which includes SBC expense as well as an increase in the Fulfillment expense.

Adjusted EBITDA loss increased by 26.9% from €35.8 million in the third quarter of 2018 to €45.4 million in the third quarter of 2019. As a percentage of GMV, Adjusted EBITDA loss decreased from negative 18.0% in the third quarter of 2018 to negative 16.5% in the third quarter of 2019 mostly as a result of higher marketing efficiencies.

On January 1, 2019, we adopted IFRS 16 which changed the accounting for leases. This led to a reduction in General and Administrative expense by approximately €1.4 million in the third quarter of 2019, an increase in D&A by approximately €1.3 million and an increase in finance costs by approximately €0.4 million resulting in a positive impact on Adjusted EBITDA of approximately €1.4 million in the third quarter of 2019, a positive impact on Operating loss of €0.1 million and a negative impact on Net loss of €0.2 million. Prior period amounts were not retrospectively adjusted.

7.	Cash Position

At the end of September 30, 2019, we had €291.2 million of cash on our balance sheet, including Cash & cash equivalents of €227.1 million and €64.1 million of Term deposits.

Sales Practices Review

As disclosed in our report on second quarter results dated August 21, 2019, we have been conducting a sales practices review. The sales practices review, which relates to certain improper orders that were placed and subsequently cancelled, is ongoing. Employees involved in this practice, who were previously suspended, have now been terminated or resigned. We are implementing measures designed to prevent similar conduct in the future and, more broadly, are taking steps to strengthen our internal controls and corporate governance.

Legal Proceedings

Since May 2019, several class action lawsuits have been filed against us and certain of our officers in the U.S. District Court for the Southern District of New York, the Kings County Supreme Court and the New York County Supreme Court in New York. The claims in these cases relate to alleged misstatements and omissions in our initial public offering prospectus and statements made by our company in connection with our initial public offering. These actions remain in their preliminary stages.

Conference Call and Webcast information

Jumia will host a conference call today, November 12, 2019 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

Participant Dial in (Toll Free): 1-888-317-6016

Participant International Dial in: 1-412-317-6016

Canada Toll Free: 1-855-669-9657

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of September 30, 2019 and 2018

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
In thousands of EUR	2019	2018	2019	2018
Revenue	40,057	33,639	111,132	86,773
Cost of revenue	21,937	21,140	60,066	56,751

Gross profit	18,120	12,499	51,066	30,022

Fulfillment expense	20,708	13,322	53,512	33,221
Sale and advertising expense	12,916	12,153	40,529	33,408
Technology and content expense	6,984	5,317	19,544	15,856
General and administrative expense	32,660	22,462	105,325	64,292
Other operating income	714	333	1,392	434
Other operating expense	177	162	308	465

Operating loss	(54,611)	(40,584)	(166,760)	(116,786)

Finance income	4,390	565	4,912	1,121
Finance costs	(103)	720	1,573	1,136

Loss before Income tax	(50,118)	(40,739)	(163,421)	(116,801)

Income tax expense	(208)	161	53	503

Loss for the period	(49,910)	(40,900)	(163,474)	(117,304)

Attributable to:
Equity holders of the Company	(49,818)	(40,038)	(163,228)	(115,428)
Non-controlling interests	(92)	(862)	(246)	(1,876)

Loss for the period	(49,910)	(40,900)	(163,474)	(117,304)

Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	(19,771)	(2,374)	(30,278)	(6,660)
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	20,525	2,304	31,310	6,854

Other comprehensive income / (loss)	754	(70)	1,032	194

Total comprehensive loss for the period	(49,156)	(40,970)	(162,442)	(117,110)

Attributable to:
Equity holders of the Company	(49,063)	(40,067)	(162,196)	(115,251)
Non-controlling interests	(93)	(903)	(246)	(1,859)

Total comprehensive loss for the period	(49,156)	(40,970)	(162,442)	(117,110)

(UNAUDITED)

Consolidated statement of financial position as of September 30, 2019 and December 31, 2018

	As of
	September 30	December 31
In thousands of EUR	2019	2018
Assets

Non-current assets
Property and equipment	17,456	5,020
Intangible assets	60	180
Deferred tax assets	175	175
Other non-current assets	1,430	1,263

Total Non-current assets	19,121	6,638

Current assets
Inventories	10,279	9,431
Trade and other receivables	14,005	13,034
Income tax receivables	740	726
Other taxes receivable	6,397	4,172
Prepaid expenses and other current assets	8,491	7,384
Term deposits	64,124
Cash and cash equivalents	227,073	100,635

Total Current assets	331,109	135,382
Total Assets	350,230	142,020

Equity and Liabilities

Equity
Share capital	156,816	133
Share premium	1,018,276	845,787
Other reserves	99,083	66,093
Accumulated losses	(1,032,683)	(862,048)

Equity attributable to the equity holders of the Company	241,492	49,965
Non-controlling interests	(369)	(117)

Total Equity	241,123	49,848

Liabilities
Non-current liabilities
Non-current borrowings	6,623	—

Total Non-current liabilities	6,623	—

Current liabilities
Current borrowings	3,638	—
Trade and other payables	54,678	47,681
Income tax payables	9,665	10,882
Other taxes payable	5,718	7,288
Provisions for liabilities and other charges	23,126	19,829
Deferred income	5,659	6,492

Total Current liabilities	102,484	92,172

Total Liabilities	109,107	92,172

Total Equity and Liabilities	350,230	142,020

(UNAUDITED)

Consolidated statement of cash flows as of September 30, 2019 and 2018

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
In thousands of EUR	2019	2018	2019	2018
Loss before Income tax	(50,118)	(40,739)	(163,421)	(116,801)

Depreciation and amortisation of tangible and intangible assets	2,055	555	5,528	1,531
Impairment losses on loans, receivables and other assets	558	687	2,607	2,231
Impairment losses on obsolete inventories	374	858	727	787
Share-based payment expense	7,100	4,250	31,934	13,707
Net (gain)/loss from disposal of tangible and intangible assets	(5)	10	(170)	22
Impairment losses on investment in subsidiaries	28	42	28	42
Net (gain)/loss from disposal of financial assets at amortised cost	—	—	6	—
Change in provision for other liabilities and charges	1,493	676	3,039	2,310
Interest (income)/expenses	(498)	61	(302)	34
Net unrealized foreign exchange (gain)/loss	(3,910)	(132)	(3,023)	(349)
Working capital adjustments:
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	6,247	442	(6,188)	67
(Increase)/Decrease in inventories	3,274	(1,239)	(1,516)	(864)
Increase/(Decrease) in trade and other payables, prepayments and VAT payables	(9,135)	(3,234)	390	(7,436)
Income taxes paid	(145)	(321)	(1,271)	(812)

Net cash flows used in operating activities	(42,682)	(38,084)	(131,632)	(105,531)

Cash flows from investing activities
Purchase of property and equipment	(1,480)	(1,076)	(3,609)	(2,268)
Proceeds from disposal of property and equipment	3	44	12	57
Purchase of intangible assets	(30)	8	(31)	(27)
Proceeds from sale of intangible assets	3	219	222	219
Payment for acquisition of subsidiary, net of cash acquired	9	—	7	—
Interest received	45	—	533	—
Movement in other non-current assets	(6)	(551)	(184)	(658)
Placement of term deposits	—	—	(62,715)	—

Net cash flows used in investing activities	(1,456)	(1,356)	(65,765)	(2,677)

Cash flows from financing activities
Repayment of borrowings	(5)	—	(5)	—
Interest settled - financing	(78)	—	(78)	—
Repayment of lease interest	67	—	(700)	—
Repayment of lease liabilities	(1,210)	—	(2,547)	—
Expenses reclassed to Equity	(1,109)	—	(4,856)	—
Capital contributions received	5	31,972	329,177	119,972

Net cash flows from financing activities	(2,330)	31,972	320,991	119,972

Net decrease/increase in cash and cash equivalents	(46,468)	(7,468)	123,594	11,764

Effect of exchange rate changes on cash and cash equivalents	2,146	632	2,844	740

Cash and cash equivalents at the beginning of the period(*)	271,395	49,068	100,635	29,728

Cash and cash equivalents at the end of the period	227,073	42,232	227,073	42,232

(*)	Cash at the beginning of period as at June 30th has been adjusted to reflect a reclassification of investment in term deposits.

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including GMV and Active Consumers. We define GMV, Active Consumers and Adjusted EBITDA as follows:

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

Number of Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

Total Payment Volume corresponds to the total value of orders for products and services completed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns.

JumiaPay Transactions corresponds to the total number of orders for products and service completed using JumiaPay, irrespective of cancellations or returns.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended September 30
(€ million)	2018	2019
Loss for the period	(40.9)	(49.9)

Income tax expense	0.2	(0.2)
Finance costs	0.7	(0.1)
Finance income	(0.6)	(4.4)
Depreciation and amortization	0.6	2.1
Share-based payment expense	4.3	7.1

Adjusted EBITDA	(35.8)	(45.4)

Number of Orders–Supplemental information

	2018				2019
(million)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Orders	2.5	2.7	3.6	5.5	5.0	6.2	7.0

Voucher and consumer incentives reclassification

Revenue, Gross profit and Sales & Advertising expense were marginally impacted in the third quarter of 2019 by the reclassification under IFRS 15 of certain types of vouchers and consumer incentives from Sales & Advertising expense to a deduction in revenue. For comparability purposes, the following table presents, on a quarterly basis, the amounts of vouchers and consumer incentives subject to reclassification. The cumulative amounts of vouchers and consumer incentives subject to reclassification for the 9-month period ending September 30, 2019 was reclassified as part of the third quarter of 2019 financials.

	2018				2019
(€ thousand)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Vouchers attributable to First Party activity	88	62	44	103	66	59	48

Vouchers attributable to Marketplace activity	306	293	203	413	370	373	285

Total	394	354	247	516	435	432	332